FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number _____0-16174_____

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Teva Pharmaceutical Industries Limited
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

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Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840
Bill Fletcher
President and CEO
Teva North America
FOR IMMEDIATE RELEASE (215) 591-8800
Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL OF CARVEDILOL TABLETS

Jerusalem, Israel, June 9, 2004 ‑ Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company`s ANDA for Carvedilol Tablets, 3.125 mg, 6.25 mg, 12.5 mg and 25 mg. Final approval is anticipated upon expiry of patent protection for the brand product on March 5, 2007.

Carvedilol Tablets are the AB‑rated generic equivalent of GlaxoSmithKline`s Coreg® Tablets and are indicated for treatment of heart failure and hypertension. Annual sales of the brand product are approximately $670 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva`s sales are in North America and Europe.

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Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840
Bill Fletcher
President and CEO
Teva North America
FOR IMMEDIATE RELEASE (215) 591-8800
Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL OF CIPROFLOXACIN TABLETS

Jerusalem, Israel, June 9, 2004 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company`s ANDA for Ciprofloxacin Tablets USP, 250 mg, 500 mg and 750 mg. Shipment of this product is expected to begin immediately.

Teva`s Ciprofloxacin Tablets are the AB-rated generic equivalent of Bayer`s broad spectrum antibiotic, Cipro® Tablets.
Total annual sales of Ciprofloxacin Tablets, including sales of the brand product and a product sold under a licensing agreement with the originator, are approximately
$1 billion.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva`s sales are in North America and Europe.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: June 09, 2004

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